Exhibit 1.01

Conflict Minerals Report

Introduction

Mallinckrodt plc, and its subsidiaries, (collectively "Mallinckrodt" or "the Company,”) is a global specialty biopharmaceutical and medical imaging business that develops, manufactures, markets and distributes specialty pharmaceutical products and medical imaging agents. Therapeutic areas of focus include autoimmune and rare disease specialty areas (including neurology, rheumatology, nephrology and pulmonology), neonatal respiratory critical care, along with pain and attention-deficit hyperactivity disorder ("ADHD") for prescription by office- and hospital-based physicians. The Company also supports the diagnosis of disease with nuclear medicine and contrast imaging agents. The Company believes its experience in the acquisition and management of highly regulated raw materials; deep regulatory expertise; and specialized chemistry, formulation and manufacturing capabilities, have created compelling competitive advantages that it anticipates will sustain future revenue growth.

This report relates to the process undertaken for Mallinckrodt products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives (collectively, the “Conflict Minerals”).

Third-party products that Mallinckrodt sells but that it does not manufacture or contract to manufacture are outside the scope of this report.

Executive Summary

Mallinckrodt reviewed its affected supplier base for Conflict Minerals use and queried potential suppliers of Conflict Minerals during the calendar year 2014. Through this review, 237 unique, valid smelters or refiners of Conflict Minerals (herein referred to as “smelters”) were reported by Mallinckrodt suppliers. Of these 237 smelters, 31 were identified as sourcing (or may be sourcing) from the Democratic Republic of Congo ("DRC") or surrounding countries (collectively, the “Covered Countries”). Mallinckrodt’s due diligence review indicated that all 31 identified smelters were certified as conflict free by the Conflict Free Smelter Program ("CFSP").

Management Systems

Mallinckrodt has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of stakeholders from functional areas of the Company impacted by Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. The Company has a grievance mechanism through which its employees and suppliers can report a violation of its policies, and maintains an e-mail address (conflict.minerals@mallinckrodt.com) for suppliers and employees to report violations, ask questions and voice concerns. The Company established a system of controls over the its mineral supply chain, including the reasonable country of origin inquiry ("RCOI") and due diligence procedures described below. If a risk is identified by employees, suppliers, customers, the media, or otherwise, Mallinckrodt will evaluate and determine necessary steps, if any, to mitigate an identified risk.

Reasonable Country of Origin Inquiry

A RCOI process was executed with 168 affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Mallinckrodt. Mallinckrodt’s RCOI process was designed to include materially all parts and materials necessary to the functionality or production of a product manufactured by Mallinckrodt in calendar 2014.

The affected suppliers and original manufacturers were contacted, provided with Mallinckrodt’s policy, and requested to provide Conflict Minerals data in the industry standard CFSI Conflict Minerals Reporting Template. Non-responsive suppliers and suppliers with inadequate responses were contacted multiple times with clear instructions regarding Mallinckrodt’s requirements.

After correction, review, and removal of alternate names, 237 smelters were identified as Conflict Minerals smelters consistent with the 2014 smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative.

After contacting all 237 smelters directly and performing a risk assessment regarding responses, 31 smelters were identified either to source, or there was reason to believe they source, Conflict Minerals from the Covered Countries. This assessment was based on information directly from the smelters and other public information available at the time. A risk assessment was performed on smelter responses including review of sourcing responses by non-Conflict Free Smelter Program ("non-CFSP") certified smelters against the sourcing risk of their specific country. The risk assessment included a review of the report of the UN Group of Experts on the DRC; publications by Global Witness, Enough Project, Southern Africa Resource Watch, and Radio Okapi; and a general internet search.

In accordance with the SEC final rules for conflict minerals that are sourced from the Covered Countries, Mallinckrodt is required to exercise due diligence on the Conflict Minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.

Conflict Minerals Policy
The Company's policy is publicly available on its website at: http://www.mallinckrodt.com/about/partner-opportunities/suppliers/conflict-minerals-policy.

Design of Due Diligence
Mallinckrodt designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.

Due Diligence Results - Smelters
Of the 31 smelters identified to source Conflict Minerals from the Covered Countries or those that Mallinckrodt has reason to believe source Conflict Minerals from the Covered Countries, all 31 smelters are recognized as conflict free by the Conflict Free Smelter Program ("CFSP") based on an independent third party audit according to industry approved audit protocols, and listed on the Conflict Free Smelter Program’s website as conflict free certified at the time of this filing. However, 3 of these 31 smelters did not complete their certification process until the first quarter of calendar 2015.

Facility and Mine Information
Smelters used by Mallinckrodt’s suppliers that source from the Covered Countries have been identified to source from the DRC, Rwanda, and Tanzania. Source mines used by suppliers of Mallinckrodt are not publicly available. All 31 smelters that source from these countries are conflict free certified.

Steps to be taken to mitigate risk
The Company intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could finance or benefit armed groups in the Covered Countries:

a.	Include a Conflict Minerals flow-down clause in new or renewed supplier contracts.

b.
Continue to drive the Company's suppliers to obtain current, accurate, and complete information about their smelters and refiners of Conflict Minerals, and providing education regarding Mallinckrodt’s Conflict Minerals requirements.

c.	Continue to engage directly (or indirectly through suppliers) smelters sourcing from the Covered Countries to become or remain conflict free certified by the Conflict Free Smelter Program.

Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by Mallinckrodt and are based on the infrastructure and information available at the time. Mallinckrodt’s due diligence process has not been audited by an independent third party auditor. A number of factors could introduce errors or otherwise affect our conflict free declaration.
These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2014 reporting period, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, increase in tin ore importation into China from the DRC and Tanzania, companies going out of business in 2014, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC Conflict Minerals to countries beyond the Covered Countries.